Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

November 19, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that India Ratings & Research (Ind-Ra) has taken the following rating actions on Company’s bank facilities. The Outlook on the long-term rating is Stable.

Details of Bank Limits Rated by Ind-Ra	Rated Amount (INR million)	Rating	Rating Action	Rating Affirmed / Assigned on
Fund Based Working Capital Limit
State Bank of India	4800	IND AA+/Stable/INDA1+	Affirmed	19 Nov 2024
State Bank of India	12000	IND AA+/Stable/INDA1+	Assigned	19 Nov 2024
IndusInd Bank Limited	5000	IND AA+/Stable/INDA1+	Assigned	19 Nov 2024
Bank of America	5000	IND AA+/Stable/INDA1+	Assigned	19 Nov 2024
Non-Fund Based Working Capital Limit
State Bank of India	1200	IND AA+/Stable/INDA1+	Affirmed	19 Nov 2024

A copy of the rating rationale issued by Ind-Ra is enclosed.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

India Ratings Rates Dr. Reddy’s Laboratories’ Additional Limits and Affirms Existing Ratings at ‘IND AA+’/Stable

Nov 19, 2024 | Pharmaceuticals

India Ratings and Research (Ind-Ra) has taken the following rating actions on Dr. Reddy’s Laboratories Limited’s (DRL) bank facilities:

Details of Instruments

Instrument Type	Date of Issuance	Coupon Rate	Maturity Date	Size of Issue (million)	Rating assigned along with Outlook/Watch	Rating Action
Fund-based working capital limits	-	-	-	INR4,800	IND AA+/Stable/IND A1+	Affirmed
Fund-based working capital limits	-	-	-	INR22,000	IND AA+/Stable/IND A1+	Assigned
Non-fund-based working capital limits	-	-	-	INR1,200	IND AA+/Stable/IND A1+	Affirmed

Analytical Approach

Analytical Approach: Ind-Ra continues to take a consolidated view of DRL and its subsidiaries to arrive at the ratings owing to the operational and financial linkages among them. The company has 52 subsidiaries and step-down subsidiaries in India and overseas, which are engaged in the manufacturing and selling of pharmaceutical formulations.

Detailed Rationale of the Rating Action

The affirmation reflects DRL’s continued strong position in the US generic market, its sustained healthy credit metrics and adequate liquidity. Additionally, the ratings reflect DRL’s healthy revenue growth in FY24, with the strong improvement in EBITDA margin led by improved product mix, launch of the generic Revlimid in the US market and moderation in price erosion.

List of Key Rating Drivers

Strengths

●	Strong business profile
●	US continue to deliver robust growth
●	Strong ROCE profile
●	Improved operating performance
●	Sustained strong credit metrics

Weaknesses

●	Divestment of non-core brands impacted India sales growth in FY24
●	Regulatory concerns

Detailed Description of Key Rating Drivers

Strong Business Profile: DRL’s business profile continues to benefit from its presence across multiple geographies, the diversification efforts underway to lower its dependence on the US business, regulatory track record, moderate levels of backward integration, healthy share of complex, limited competition drugs in the portfolio, healthy revenue diversification by therapeutic area and continued product launches. The company’s business is geographically well-diversified, and it has presence in the US (46% of its consolidated FY24 revenue of INR280 billion), India (17%), Europe (7%), Russia (8%), rest of the world (9%), active pharmaceutical ingredients (APIs; 11%), and others (2%). The formulation segment contributes 89% to its sales and the API segment contributes 11%. The management is focusing on cost leadership in key molecules and strict adherence to quality standards to increase the resilience of the overall business profile to any regulatory action or pricing pressure. DRL has a large number of manufacturing facilities of API and formulations; it has a total of 31 plants including R&D sites, 24 in India and seven international. All the sites are approved by regulatory authorities across the world. For the US market, DRL has filed 251 active drug master files (for API business) and 325 abbreviated new drug applications (ANDAs) for the formulations business.

US Continue to Deliver Robust Growth: DRL’s US business revenue grew 27.7% yoy in FY24 (FY23: up 35.8% yoy), led by new launches, increased volumes in the base business, favourable currency movements and a higher revenue contribution from limited competition product such as the generic Revlimid. R&D spend increased to 8.2% in FY24 (FY23: 7.9%), on account of spending on the biosimilar pipeline and development programs across generics and oncology assets. Management indicated that the R&D spend to be at 8.5%-9.0% for FY25. Ind-Ra highlights that 20% of the R&D goes towards the development of biosimilars as the company taps a new wave of biosimilar opportunities. At FYE24, cumulative ANDA filings were 325 while 86 ANDAs were pending for approvals (including 50 Para IV applications, of which around 24 have first-to-file status) from the United States Food and Drug Administration (USFDA). The company has maintained the guidance of around 20 launches in the US in FY25. DRL continues to focus on the development and launch of complex product portfolio, including biosimilars and increasing the market share of existing products. Since the US is a major contributor to DRL’s overall revenue, Ind-Ra believes the company’s performance in this market will remain critical for the ratings as the business remains exposed to a high regulatory risk.

Strong ROCE Profile: On a consolidated basis, the company reported ROCE of around 21.4% in FY24 (FY23: 21.1%), supported by the strong EBITDA margin improvement led by the US generic market (launch of niche products including the generic Revlimid), healthy growth in India and RoW market and recovery in sales growth in the API business. DRL had reported a strong ROCE of around 20% till FY16, post which it declined, given the pricing challenges in the key US market, slow ramp-up of the Teva portfolio acquired in FY17 (USD350 million), impairments on key products launches during FY20-FY21, inventory write-offs and warning letters received for some of the facilities limiting new product launches. Ind-Ra highlights DRL had impairments of INR16.7 billion and INR6.8 billion in FY20 and FY21, respectively. While on positive side, DRL reported impairments of just INR3 million in FY24 (FY23: INR699 million). The company had intangible assets including assets under development of INR37.0 billion at FY24 (FY23: INR30.7 billion; FY22: INR27.0 billion; FY21: INR35.2 billion; FY20: INR26.8 billion). Additionally, a continued higher proportion of revenue from the high RoCE segments of API and the India business, a stable pricing regime in the US and first-to-file launches in the US are likely to provide the required boost to the RoCE. The company continues to aspire RoCE at 25% over the next few years.

Improved Operating Performance: DRL’s consolidated gross margin (considering only raw material) improved to 70.7% in FY24 (FY23: 69.0%) due to a softening of raw material costs and better product mix. Ind-Ra expects the gross margin to remain at 68%-69% in FY25-FY26 (FY20-FY24: average 67%), driven by the better product mix and overall cost optimisation efforts undertaken by the company. DRL delivered a strong improvement in EBITDA margin to 28.3% in FY24 (FY23: 26.0%), on account of the launch of generic Revlimid in the US market and moderation in price erosion. Ind-Ra expects R&D expense to continue to be 8.5%-9.0% of the revenue over FY25-FY28, as against the past 10-year average spend of 10% of sales. The company aims to have a sustainable base business EBITDA margin of over 25% in the next few years on account of the ongoing cost-saving measures, improved product/geography mix, and higher field force productivity in India.

Sustained Strong Credit Metrics: On a consolidated basis, the credit metrics continue to be strong, given the strong positive free cash flow generation, which has led to a net cash position (FY24: INR41.3 billion; FY23: INR48.3 billion). DRL has maintained stable credit metrics over the past 12 years. Its net debt/EBITDA stayed at average of 0.1x over FY12- FY24. Consequently, the net adjusted leverage (net debt/EBITDA) remained negative 0.52x in FY24 (FY23: negative 0.75x) and the interest coverage (EBITDA/interest expense) remained strong at 46.37x (44.95x). Ind-Ra expects the net adjusted leverage to remain below 1.0x in FY25-FY28, in the absence of any major debt-funded capex and improving profitability. The agency expects DRL’s credit metrics to remain stable between FY25 to FY28, despite assuming the high capex of around INR27.4 billion per year, stabilising operating profitability driven by a recovery in domestic markets, strong traction in the US market and niche product launches.

Divestment of Non-core Brands Impacted India Sales Growth in FY24: Ind-Ra expects DRL’s India business to deliver higher growth than the Indian pharmaceutical market in the near-to-medium term. Overall, India business fell 5% yoy to INR46.4 billion in FY24 (FY23: up 16.6% yoy) due to the divestment of a few non-core brands in FY23 and FY24, offset by revenues from new product launches and higher sales prices. Excluding the divestment income, the India formulation business grew in mid-single digit in FY24. Ind-Ra highlights DRL divested non-core brands with 1) Torrent Pharmaceuticals Limited (‘IND AA+’/Stable) in May 2022 for a sales consideration of INR1.4 billion, 2) J.B.Chemicals & Pharmaceuticals Ltd in June 2022 for a sales consideration of INR0.98 billion, and 3) Eris Lifesciences Limited (debt rated at ‘IND AA-’/Positive) in March 2023 for a sales consideration of INR2.7 billion. In FY24, DRL had a total of 391 branded products in India and a field force of over 8,600 sales representatives. According to IQVIA MAT March 2024, the secondary sales grew 7.3% while the market rank was 10th as per moving quarterly total (MQT). There are 14 brands are among the top 300 brands of the Indian pharmaceuticals market while 22 brands had revenues in excess of INR1 billion in FY24.

Regulatory Concerns: Ind-Ra believes USFDA’s scrutiny of Indian pharma companies’ manufacturing facilities (API or formulations) is part and parcel of the industry, considering Indian companies strong positioning in the US generic market. Given DRL’s high exposure to regulated markets (US: 46% of sales; Europe: 7%; API: 11%), Ind-Ra believes the company remains exposed to any adverse regulatory action. Overall USFDA inspections to Indian facilities are still below the pre- COVID-19 levels, while Ind-Ra highlights USFDA inspections have been rising gradually. The resolution of any pending issues on key facilities will remain a key monitorable.

Moreover, 13%-14% of DRL’s products were under price control in India as per All Indian Origin Chemists & Distributors- Advanced Working, Action & Correction System. However, the company’s ability to increase its chronic focus through in house launches and ramping-up of its in-licensed products, and an improvement in field force productivity will be critical in improving its domestic competitive position.

Liquidity

Adequate: DRL’s liquidity remains supported by a healthy cash balance of INR61.3 billion in FY24 (FY23: INR61.8 billion; FY22: INR44.01 billion). Also, the company generated positive free cash flow of INR10.9 billion in FY24 (FY23: INR33.9 billion; FY22: INR4.4 billion), driven by its healthy operating performance and well-managed working capital cycle of 153 days (146 days). However, it incurred a higher capex of INR27.4 billion during FY24 (FY23: INR18.9 billion) using internal accruals. Ind-Ra expects the company to keep funding its capex using internal accruals. Given the strong operating performance, Ind-Ra expects DRL to remain free cash flow positive. The company had a total debt of INR20.0 billion at FYE24 (FYE23: INR13.5 billion), largely comprising short-term borrowings and packing credit facilities availed to fund working capital requirements.

Rating Sensitivities

Positive: Improved revenue diversification across geographies, the company’s ability to timely launch meaningful products in the US, ROCE of 18%-20% along with maintaining the credit metrics, all on a sustained basis, will be positive for the ratings.

Negative: Future developments that may, individually or collectively, lead to negative rating action include:

- deterioration in the business profile due to the company’s inability to launch meaningful products and/or greater-than- expected price pressure in its relevant markets, and

- an increase in the net debt levels due to large, debt-funded acquisitions and/or capex, leading to the net adjusted leverage exceeding 1.5x on a sustained basis.

Any Other Information

Standalone Performance: DRL’s standalone revenue was INR125.4 billion in 1HFY25 (FY24: INR194.8 billion), EBITDA was INR47.1 billion (INR59.5 billion), EBITDA margin was 37.5% (30.6%), interest coverage was 132.6x (273.0x) and net leverage was 0.13x (net cash).

About the Company

DRL was established in 1984 by Dr. K. Anji Reddy and his associates. The company is a vertically-integrated pharmaceutical formulation manufacturer based out of Hyderabad. It has a diversified manufacturing footprint spread across India, the US, the UK, China and Mexico. The facilities have regulatory approvals from major international drug regulators. The company is listed on BSE Ltd, National Stock Exchange of India Limited and New York Stock Exchange.

Key Financial Indicators

Particulars	FY24	FY23
Revenue (INR billion)	280.1	246.7
EBITDA (INR billion)	79.3	64.2
EBITDA margin (%)	28.3	26.0
Gross interest coverage (x)	46.4	45.0
Net financial leverage (x)	n.m	n.m
Total adjusted debt (INR billion)	20.0	13.5
Free cash and liquid Investments (INR billion)	61.3	61.8

Source: DRL, Ind-Ra

Note: Financial measures such as EBITDA, ROCE and cash flow have been computed in line with the agency’s rating criteria

n.m: not meaningful

Status of Non-Cooperation with previous rating agency

Not applicabe

Rating History

Instrument Type	Current Rating/Outlook			Historical Rating/Outlook
	Rating Type	Rated Limits (million)	Rating	23 September 2024	20 October 2023	27 June 2023	4 April 2022	29 April 2021
Issuer rating	Long-term	-	-	-	WD	IND AA+/Stable	IND AA+/Stable	IND AA+/Stable
Fund-based working capital limits	Long-term/ short-term	INR26,800	IND AA+/Stable/IND A1+	IND AA+/Stable /IND A1+	-	IND AA+/Stable /IND A1+	IND AA+/Stable /IND A1+	IND AA+/Stable /IND A1+
Non-fund-based working capital limits	Long- term/Short- term	INR1,200	IND AA+/Stable/IND A1+	IND AA+/Stable /IND A1+	-	IND AA+/Stable /IND A1+	IND AA+/Stable /IND A1+	IND AA+/Stable /IND A1+

Bank wise Facilities Details

The details are as reported by the issuer as on (19 Nov 2024)

#	Bank Name	Instrument Description	Rated Amount (INR million)	Rating
1	State Bank of India	Fund Based Working Capital Limit	4800	IND AA+/Stable/IND A1+
2	State Bank of India	Non-Fund Based Working Capital Limit	1200	IND AA+/Stable/IND A1+
3	State Bank of India	Fund Based Working Capital Limit	12000	IND AA+/Stable/IND A1+
4	IndusInd Bank Limited	Fund Based Working Capital Limit	5000	IND AA+/Stable/IND A1+
5	Bank of America	Fund Based Working Capital Limit	5000	IND AA+/Stable/IND A1+

Complexity Level of the Instruments

Instrument Type	Complexity Indicator
Fund-based working capital limit	Low
Non-fund-based working capital limits	Low

For details on the complexity level of the instruments, please visit https://www.indiaratings.co.in/complexity- indicators.

Annexure

Contact

Primary Analyst

Krishnanath Munde

Associate Director

India Ratings and Research Pvt Ltd

Wockhardt Towers, 4th Floor, West Wing, Bandra Kurla Complex, Bandra East,Mumbai - 400051

+91 22 40001768

For queries, please contact: infogrp@indiaratings.co.in

Secondary Analyst

Shashikala Hegde

Senior Analyst

Media Relation

Ameya Bodkhe

Marketing Manager

+91 22 40356121

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